UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Jasper Ventures Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
47188C108
(CUSIP Number)
Brad C. Glosson
c/o Jasper Ventures Inc.
2309 Nevada Boulevard
Charlotte, North Carolina
704-494-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47188C108

1	NAMES OF REPORTING PERSONS Brad C. Glosson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,248,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,248,011

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,248,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Jasper Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 2309 Nevada Boulevard, Charlotte, North Carolina 28273.
On October 5, 2009, the Company completed a reverse triangular merger transaction (the “Merger”), in which it caused Jasper Merger Sub Inc., a Delaware corporation and newly created, wholly-owned subsidiary of the Company, to be merged with and into DesignLine International Corporation, a Delaware corporation (“Former DesignLine”). Following the Merger, the Company caused Former DesignLine, its new wholly-owned subsidiary, to merge with and into the Company, with the Company surviving.
As previously reported in the Company’s Current Report on Form 8-K dated October 5, 2009, the Company plans to complete a reincorporation into Delaware from Nevada by merging with and into a newly created, wholly-owned subsidiary to be formed in Delaware for the sole purpose of effecting the reincorporation (the “Reincorporation”). In connection with the Reincorporation, the Company will change its name from “Jasper Ventures Inc.” to “DesignLine Corporation.”
Following the Merger, the Company began operating Former DesignLine’s business as its sole line of business as a manufacturer of hybrid, electric, alternative fuel and diesel mass transit buses, as well as electric trolleys.

Item 2.	Identity and Background
This Schedule 13D is being filed by Brad C. Glosson. Mr. Glosson’s principal occupation is Chief Executive Officer, President, Secretary and a director of the Company. Mr. Glosson’s business address and the Company’s principal business address is 2309 Nevada Boulevard, Charlotte, North Carolina 28273. Mr. Glosson is a citizen of the United States.
During the last five years, Mr. Glosson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Glosson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Pursuant to the Merger Agreement, attached hereto as Exhibit 1, the Company issued one share of Common Stock in the Merger in exchange for every seven shares of Former DesignLine common stock issued and outstanding. On October 5, 2009, Mr. Glosson received 606,858 shares of Common Stock in the Merger in exchange for his 4,248,011 shares of Former DesignLine common stock.
As previously reported in the Company’s Current Report on Form 8-K dated October 5, 2009, on October 1, 2009, the board of directors of the Company declared a stock dividend to stockholders of record at the close of business on October 5, 2009 on a pro rata basis, consisting of six shares of Common Stock for each outstanding share, or a total of approximately 37,915,738 shares of common stock. In the stock distribution, Mr. Glosson received a total of 3,641,153 shares of Common Stock for no consideration.

Item 4.	Purpose of Transaction
The disclosure provided in Item 2.01 of this Current Report on Form 8-K is incorporated into this Item 1.01 by reference.
Mr. Glosson does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that the Company previously reported that it plans to complete the Reincorporation. In connection with the Reincorporation, the Company will change its name from “Jasper Ventures Inc.” to “DesignLine Corporation.” The Company’s board of directors intends to appoint additional members in order that a majority of the Company’s directors will be considered to be independent in accordance with the independent director requirements of one of the national securities exchanges. Mr. Glosson is a member of the Company’s board of directors.

Item 5.	Interest in Securities of the Issuer
(a)-(b) Following the Merger and after giving effect to the stock distribution described above, the Company will have 44,235,028 shares of Common Stock issued and outstanding following the expiration of the notice period required under applicable FINRA regulations. Mr. Glosson has sole power to vote and direct the disposition of 4,248,011 shares of Common Stock, and for the purposes of Reg. Section 240.13d-3 is deemed to beneficially own 9.60% of the issued and outstanding shares of Common Stock.
(c) The only transactions effected by Mr. Glosson in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the sixty days after September 30, 2009 are described in Item 3 of this Schedule 13D.
(d) No other person is known by Mr. Glosson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Glosson.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Glosson and any other individual or entity.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit

1	Agreement and Plan of Merger dated October 5, 2009 by and among Jasper Ventures Inc., Jasper Merger Sub Inc. and DesignLine International Corporation. [Incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K dated October 5, 2009.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2009

/s/ Brad C. Glosson
Signature

Brad C. Glosson
Name

5